EXHIBIT 12.1

MASTERCARD INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$2,757	$2,218	$(383)	$1,671	$294
Loss attributable to non-controlling interests	1	3	2	1	(1)
Add: Fixed charges	56	120	109	62	65

Earnings	$2,814	$2,341	$(272)	$1,734	$358

Fixed charges:
Interest expense	$52	$115	$104	$57	$61
Portion of rental expense under operating leases deemed to be the equivalent of interest[1]	4	5	5	5	4

Total fixed charges	$56	$120	$109	$62	$65

Ratio of earnings to fixed charges	50.3	19.5	— [2]	28.0	5.5

[1]	Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.
[2]	The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $381 million to achieve a coverage of 1:1 in 2008.